UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026 (Report No. 3)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On May 15, 2026, Maris-Tech Ltd. (the “Registrant”) issued a press release (the “Press Release”) titled “Maris-Tech Announces Full-Year 2025 Financial Results and Continued Strategic Focus on AI-Powered Edge Video Solutions,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first, second and fourth paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the Press Release are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statements on Form F-3 (Registration No. 333-270330 and No. 333-294280), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated May 15, 2026, titled “Maris-Tech Announces Full-Year 2025 Financial Results and Continued Strategic Focus on AI-Powered Edge Video Solutions.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: May 15, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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